Golden Goliath Resources Ltd.: Financing Arranged

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Press Release

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Source: Golden Goliath Resources Ltd.

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On 5:01 pm EDT, Monday October 5, 2009

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Oct. 5, 2009)

 Golden Goliath Resources Ltd. (TSX VENTURE:GNG - News; PINK SHEETS: GGTH-F - News) -

The Company is pleased to announce it has arranged the placement of up to 20,000,000 units at a price of $0.20 per unit for gross proceeds of up to $4,000,000. Each unit shall consist of one common share and one half of one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.30 for each whole warrant. Once resale restrictions on the Shares having expired and upon Golden Goliath's shares trading at or above a weighted average trading price of $0.45 for 20 consecutive trading days, Golden Goliath may give notice that the Warrants will expire 30 days from the date of providing such notice (in writing to Warrant holders and via a news release). The proceeds will be primarily used to expand the mineral resource at the Company's Las Bolas property (see news release of September 24, 2009 for details of the mineral resource potential). The exploration program is being designed to expand the existing inferred resource and test the potential target. The program will include underground development, surface and underground drilling and continued rehabilitation of old underground workings.

In addition, a portion of the proceeds of the financing will be earmarked for working capital and to continue advancing the mineral potential of various other targets within the Company's extensive claim holdings covering the historic Uruachic mining camp in the Sierra Madre mountain range of northwestern Mexico.

The financing is subject to regulatory approval. Finders' fees of 8% cash and 8% warrants having the same terms as the warrants under the Units may be paid.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath's Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

Cautionary Note Regarding Forward-Looking Statements

The information in this news release includes certain "forward-looking statements" All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company's properties, statements regarding intentions with respect to obligations due for various projects, strategic alternatives, quantity of resources or reserves, timing of permitting, construction and production and other milestones, are forward looking statements. Statements concerning Mineral Reserves and Mineral Resources are also forward-looking statements in that they reflect an assessment, based on certain assumptions, of the mineralization that would be encountered and mining results if the project were developed and mined in the manner described. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from GNG's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and local groups in the exploration, and development of properties; and the need to obtain permits and governmental approval. GNG's forward looking statements reflect the beliefs, opinions and projections of management on the date the statements are made. GNG assumes no obligation to update the forward looking statements if management's beliefs, opinions, projections, or other factors should they change.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:

J. Paul Sorbara, M.Sc., P.Geo
Golden Goliath Resources Ltd.
President & CEO
+1(604) 682-2950
(604) 685-3764 (FAX)
jps@goldengoliath.com
www.goldengoliath.com